

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

March 16, 2007

By US Mail and Facsimile

Ms. Alice Murphy
Chief Financial Officer
Aber Diamond Corporation
PO Box 4569, Station A
Toronto, ON, Canada M5W 4T9

> **Re:** **Aber Diamond Corporation**
> **Form 40-F for the Fiscal Year Ended 1/31/06**
> **Filed May 1, 2006**
> **Response letter dated 2/22/07**
> **File No. 0-17227**

Dear Ms. Murphy:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K, dated April 28, 2006

Financial Statements

Note 2 – Significant Accounting Policies, page 35

1.   We have read your response to prior comment 2, indicating that you believe the reserves your report under National Instrument 43-101 also comply with the definitions in Industry Guide 7; and that you are using the same quantities for purposes of computing amortization under Canadian and U.S. GAAP. Please include your representation to this effect along with your U.S. GAAP information in Note 22.

Note 11 – Promissory Note, page 44

2.   We understand you would prefer to limit compliance with prior comment 4, requesting that you correct the cash flows you report for 2006 to future filings. We believe the nature of this error warrants prompt attention. Please revise the cash flows you report for U.S. GAAP accordingly; be sure to include a note explaining both the differences you have identified between Canadian and U.S. GAAP; and the correction, with a reconciliation of the as previously reported to the restated amounts.

Note 17 – Other Income, page 51

3.   We note your response to prior comment 5, explaining that you agreed to accept $7 million from Tiffany in December 2004 in exchange for canceling your right under the terms and conditions in the private placement subscription agreement (PPSA) that restricted Tiffany in reselling the 8 million shares that it purchased from you in 1999. You state that you recorded this receipt as income rather than as a direct adjustment to equity because it represented a "compensation payment."

We note that CICA 3610 prohibits capital transactions from entering into the determination of net income. The guidance in paragraph 2 provides examples of items that are included in capital transactions, such as: (a) changes in capital, including premiums, discounts and expenses relating to the issue, redemption or cancellation of share capital; and (b) gain or losses on purchase and resale by a company for its own issued common shares, or purchase and cancellation of its shares.

The guidance in CICA 3251 further clarifies that contributed surplus in the form of surplus paid in by equity holders includes premiums on shares issued, any portion of the proceeds of issue of shares, and "…any other contribution by equity holders in excess of amounts allocated to share capital." The guidance in paragraph 28 of APB 9, for U.S. GAAP purposes, similarly clarifies that "…adjustments or charges or credits resulting from transactions in the company's own capital stock" should be excluded from the determination of net income "under all circumstances."

If Tiffany paid $7 million to remove the restrictions hindering the resale of the stock, it would seem that substantively this would be equivalent to your repurchasing the restricted shares and issuing unrestricted shares, which would generally be viewed as a capital transaction. Given that the restrictions were attached to the original issuance of the shares, we do not see how you arrived at the view that additional funds received to alter these provisions would not require classification as contributed surplus.

Given that Tiffany appears to have been entitled to sell the shares prior to the two year anniversary date of the last day of the first month that you commenced commercial production, with the stipulation that, for a limited period of time after receiving notice from Tiffany, you would be entitled to designate an alternate purchaser than the one chosen by Tiffany, and since the Extinguishment and Termination Agreement seems to specify the agents who will purchase the shares from Tiffany, rather than simply revoking the original clause, it is unclear how you determined that you would be entitled to payment for what appears to be performance under the original agreement.

We also understand that you amended the diamond sales agreement with Tiffany in conjunction with the change in the PPSA, based on the disclosure in the press release attached to the Form 6-K that you filed on December 7, 2004, having the effect of eliminating a market price discount previously available to Tiffany. Please submit all agreements pertaining to this arrangement, including the original and any restated agreements or amendments for review.

Tell us how the economic aspects of the revisions to the diamond sales agreement factored into your negotiations in securing the $7 million payment, as well as the $12 million payment you had to make to Tiffany, as suggested by the $5 million net figure mentioned in your Form 6-K. Explain how you have accounted for this payment to Tiffany and your rationale. Also explain in greater detail why Tiffany was unable to sell the stock under the original terms of the arrangement without paying the $7 million figure.

Note 22 – Differences between Canadian and US GAAP, page 55

4.   We note your response to prior comment 7 explaining how, for Canadian GAAP
        purposes, you deemed the U.S. dollar to be your functional currency effective
        August 1, 2003, the date you believed you had achieved a sustainable level of
        production, while for U.S. GAAP purposes you deemed the U.S. dollar to be your
        functional currency effective February 1, 2003, the date on which you first
        produced saleable goods. You indicate that your determination of functional
        currency correlates with the date you commenced commercial production, which
        was determined to be at different points depending on whether you were thinking
        in terms of Canadian or U.S. GAAP.

        However, per EIC 130, the functional currency is not a matter of free choice, but a
        determination that should be based on the facts in the particular circumstances.
        CICA 1650 provides guidance on determining the functional currency of an
        operation and the accounting required when the functional currency changes due
        to changes in economic facts and circumstances. The guidance in paragraph 10 of
        CICA 1650 lists the economic facts and circumstances to be considered when
        making this determination; none of these hinge on how you choose to characterize
        actual levels of production and sales.

        SFAS 52, for U.S. GAAP purposes, similarly states that the functional currency of
        an enterprise is "basically a matter of fact;" there is detailed guidance in
        Appendix A of SFAS 52 for making this determination. As with Canadian
        GAAP, while the currency of denomination in the actual level of sales occurring
        would be a valid consideration, selecting terminology for describing the level of
        production underlying these sales would not generally lend weight to this
        decision.

        Unless you are able to provide a substantive analysis under CICA 1650 and SFAS
        52, supporting your view that there is a difference between Canadian and U.S.
        GAAP in the determination of functional currency, specifically addressing the
        criteria in paragraph 10 of CICA 1650 and Appendix A of SFAS 52, you will
        likely need to arrive at a common point for determining that the U.S. dollar is
        your functional currency. Under this scenario, please revisit the other differences
        based on functional currency (e.g. long-term debt and future income tax liability)
        and revise as necessary.

Closing Comments

        Please amend you Form 20-F within 10 days of the date of this letter, or tell us
when you will respond. You may wish to provide us with marked copies of the
amendment to expedite our review. Please furnish a cover letter with your amendment

that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief